UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 7, 2024

Commission File Number: 001-36891

Cellectis S.A.
(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry
75013 Paris, France
+33 1 81 69 16 00
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Cellectis S.A.

This information included in this report on Form 6-K, excluding the Press Release filed as Exhibit 99.1, shall be deemed to be incorporated by reference in the Company's registration statements on Form F-3 (No. 333-265826) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482, 333-227717, 333-258514, 333-267760, and 333-273777), to the extent not superseded by documents or reports subsequently filed.

Management Update

Cellectis S.A. (the “Company”) announced the appointment of Dr. Adrian Kilcoyne, M.D., MPH, MBA as Chief Medical Officer and member of the Company’s executive committee, effective immediately.

Prior to joining Cellectis, Dr. Kilcoyne was Chief Medical Officer and Head of Research and Development at Cellularity Inc. since October 2022, advancing their oncology allogeneic CAR-T and NK Cell therapy programs. Prior to this, Dr. Kilcoyne was Chief Medical Officer of Humanigen from April 2021 to September 2022. He has held numerous Oncology leadership roles across Research and Development, Medical Affairs, Commercial, Health Economic Outcome Research and  Evidence Generation in both Big Pharma and  Biotech, such as AstraZeneca (from June 2019 to April 2021) and Celgene (from November 2013 to June 2019). Dr. Kilcoyne holds an M.D. from Trinity College in Dublin. Dr. Kilcoyne was initially trained in Gynecological Oncology at the Hammersmith Hospital in London and subsequently in Public Health Medicine at Oxford.  He holds a Masters in Public Health from the University of London.  Dr. Kilcoyne then trained in pharmaceutical medicine and completed his M.B.A. from Warwick Business School.

Dr. Mark Frattini, the Company’s existing Chief Medical Officer, will leave his position with the Company, effective immediately, to pursue other opportunities.

EXHIBITS

Exhibit	Title

99.1	Press Release dated August 7, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellectis S.A.
(Registrant)

Date: August 7, 2024	/s/ André Choulika
André Choulika
Chief Executive Officer